LUCKY 1 ENTERPRISES INC.
(formerly Golden Nugget Exploration Inc.)
P.O. Box 10147
1460 - 701 West Georgia Street
Vancouver, BC, Canada  V7Y 1C6
Tel:	(604) 681-1519
Fax:	(604) 681-9428

NEWS RELEASE

Symbol: LKYOF.OTC Bulletin Board

October 4, 2002


The Company is pleased to announce that it has entered into a full and final Settlement Agreement with an Investor who had previously entered into a Private Placement Subscription Agreement with the Company to acquire 150,000 units in the capital of the Company and who had paid the Company on March 22, 2001 the amount of Canadian $27,000. As a result of the Company not closing the Private Placement, the 150,000 units in the capital of the Company that were subscribed for under the Private Placement Subscription Agreement were not issued to the Investor.

Pursuant to the terms and conditions of the Settlement Agreement, the Company has now closed the non-brokered Private Placement with the Investor by issuing 150,000 common shares in the capital of the Company which are subject to a hold period expiring on October 2, 2003.


FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519.


On behalf of the Board of
Lucky 1 Enterprises Inc.

"Bedo H. Kalpakian"
____________________________
Bedo H. Kalpakian, President

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